Exhibit 21.1

SUBSIDARIES OF KINIKSA PHARMACEUTICALS INTERNATIONAL, PLC

The following subsidiaries are owned directly or indirectly by Kiniksa Pharmaceuticals International, plc:

Legal Name of Subsidiary	Jurisdiction of Organization
Kiniksa Pharmaceuticals Corp.	Delaware
Kiniksa Pharmaceuticals (France) SARL	France
Kiniksa Pharmaceuticals (Germany) GmbH	Germany
Kiniksa Pharmaceuticals, GmbH	Switzerland
Kiniksa Pharmaceuticals (UK), Ltd.	United Kingdom
Primatope Therapeutics, Inc.	Delaware